Exhibit 99.41

Mayfair Gold to Participate in Red Cloud’s 2025 Fall Mining Showcase

VANCOUVER, British Columbia, October 30, 2025 - Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold” or the “Company”) (TSX-V:MFG; OTCQX:MFGCF) is pleased to announce that it will be participating in the Red Cloud Fall Mining Showcase 2025. Shareholders and interested parties are invited to attend the event and learn more about the company’s latest developments.

The annual conference will be hosted in-person, at the Sheraton Centre Toronto Hotel on November 4 & 5, 2025, bringing together investors, mining companies and industry leaders.

Drew Anwyll, Chief Operating Officer, will be presenting on November 4th at 10:20 am Eastern Standard time.

About Mayfair Gold

Mayfair Gold is a well-funded Canadian gold development company focused on advancing the 100%-owned Fenn-Gib gold project in the Timmins region of Northern Ontario. The Fenn-Gib gold deposit hosts an Indicated Resource of 181.3 Mt grading 0.74 g/t Au for 4.3 million contained gold. Mayfair is focused on advancing Fenn-Gib through the Ontario Provincial permitting process to transition Mayfair into a new Canadian gold producer in the current gold cycle.

For further information, please visit www.mayfairgold.ca or direct enquiries to: Nicholas Campbell, CEO, Mayfair Gold Corp., 489 McDougall St, Matheson, ON P0K 1N0 Canada, +1 (855) 350-5600, info@mayfairgold.ca.